Exhibit 1.1

WISeKey’s FY 2022 Semiconductor Revenue Continues to Surge; 2023 to be a Truly Transformative Year with Revenues Expected to Grow by Over 40% as compared to FY 2022

WISeKey’s IoT segment is expected to generate FY 2022 revenue of approximately $22.7 million, an increase of over 34% as compared to FY 2021 revenue of $16.9 million.

For FY 2023, WISeKey’s semiconductor division secured contracts support a revenue increase of over 40%, as compared to FY 2022, while pipeline of opportunities amounts to $100 million.

https://www.wisekey.com/solutions/iot-connected-devices/iot-security/

ZUG, Geneva, Switzerland – November 18, 2022: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading cybersecurity, IoT, and AI platform company, today announced that its Semiconductors IoT segment has returned to pre-COVID levels and its FY 2022 revenue is expected to be approximately $22.7 million, representing an increase of over 34% as compared to FY 2021. This trend is projected to continue in 2023 and the Company expects revenue for the year to increase over 40%, and reach record levels, due to higher semiconductors demand and new contracts signed to secure medical equipment, drones, routers, batteries, and smart meters.

The expected increase in FY 2022 revenue is mainly linked to the U.S. and EU markets with some wins in Japan and Taiwan. Recently WISeKey secured several major wins for its microchip semiconductor based IoT technology, anti-counterfeiting, brand protection, and secure access products with leading providers of networking equipment, medical devices, routers, and smart building solutions.

WISeKey’s semiconductor segment experienced strong growth during the year, despite COVID related supply chain disruptions which resulted in global semiconductor manufacturing shortages and significantly impacted the global economy and markets. Regardless of these shortages which are expected to continue through 2024, during the year WISeKey was able to successfully navigate and overcome these extraordinary challenges, while 2023 is expected to be a fully transformative year.

The Authentication IC semiconductors and IoT market is expected to continue growing in line with the growing demand for semiconductors, and to support WISeKey Semiconductors’ growth based on its unique position as a trusted technology provider as the world becomes more IoT and digitally driven, and processing chips are widely used from smartphones to automobiles to alarm systems, drones, and wearables.

WISeKey Semiconductors division is located in the South of France. As a defender of European values, WISeKey is currently working with the European Commission to help achieve the goals of the EU Chips Act, with the understanding that this technology has become a strategic reference due to the fact that semiconductors are a crucial component of the 4th Industrial Revolution: strategic technologies (from smart cities, renewable energy and artificial intelligence to robots and cybersecurity), the design and manufacturing of semiconductors has become a geopolitical thorn.

Carlos Moreira, CEO of WISeKey noted, “Our success in semiconductors is based upon our clear vision and business strategy that allow us to generate revenue from IoT devices, cybersecurity services, and data and, more importantly, our Trusted Ecosystem and Vertical Platform. As we move forward, IoT will quickly become the Internet of Everything (IoE), with more devices and objects connected and able to collect and transmit data over the internet, with the effect that the WISeKey Vertical Platform potential for monetizing services, blockchain, AI and the data produced by these connected devices continues to grow. As the total number of global IoT connections continues to grow fast to projected levels of $27 billion by 2025, from just $6 billion in 2015, all of these connected devices will require the type of chips and software offered by WISeKey. We are well positioned to capture market share as the global spending on IoT/IoE technology-based services, is now expected to reach $3 trillion by 2025.”

WISeKey has also made substantial progress in developing the next generation of semiconductors with post-quantum resistant algorithms by establishing strategic R&D partnerships with MINES Saint-Etienne Research Institute (“MINES Saint-Etienne”), an internationally renowned multidisciplinary university and lab created in 1816, aiming to help the international community find cryptography algorithms that will resist future quantum computing based cyber-attacks.

WISeKey’s team of experts is working with several NIST’s candidates for the MS600X Common Criteria products: Crystals-Kyber for key exchange mechanism, and Crystals-Dilithium for signatures. The partnership is focusing on the practical implementation aspects for both algorithms, considering physical side-channel attack and deep learning process. This work completes the implementation of NTRU and ROLLO algorithms that the team has already studied, paving the way for a complete post-quantum cryptography toolbox.

WISeKey Semiconductors manufactures security chips to actively support European values in terms of consumer protection, privacy, and data sovereignty. For example, WISeKey security chips are being used to protect European drones and their captured images, and to protect satellite communication from logistics sensors.

The European Union is making significant investments into chip production in an attempt to avert supply chain disruptions. Addressing European lawmakers, Ursula von der Leyen, President of the European Commission, noted that although Europe’s global semiconductor market share is only 10% today, the goal is for the European Union to supply 20% of the world’s microchips’ production by 2030 (global chip production is expected to double by 2030).

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.